                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                               CepTor Corporation
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    15671E105
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /     Rule 13d-1(b)

        / /     Rule 13d-1(c)

        /x/     Rule 13d-1(d)

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        *       The  remainder  of this  cover  page  shall be filled  out for a reporting  person's  initial  filing on this form with respect to the subject  class  of  securities,  and  for  any  subsequent  amendment containing  information which would alter the disclosures provided in a prior cover page.

                The  information  required in the  remainder  of this cover page shall not be deemed to be  "filed"  for the  purpose of Section 18 of the  Securities  Exchange  Act of 1934 or  otherwise  subject  to the liabilities  of that  section  of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP No. 15671E105                   13G                      Page 2 of 5 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                        William H. Pursley
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States
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  NUMBER OF       5       SOLE VOTING POWER
   SHARES
BENEFICIALLY                   1,245,447 shares (1)
  OWNED BY     -----------------------------------------------------------------
   EACH           6       SHARED VOTING POWER
 REPORTING
PERSON WITH                    500 shares (2)
               -----------------------------------------------------------------
                  7       SOLE DISPOSITIVE POWER

                               1,245,447 shares (1)
               -----------------------------------------------------------------
                  8       SHARED DISPOSITIVE POWER

                               500 shares (2)
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     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                     1,245,947 shares
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    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES                                               / /

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    11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     11.4%
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    12          TYPE OF REPORTING PERSON*

                     HC
================================================================================

        (1)     Includes 369 shares as to which the Reporting  Person is not the record holder, but which may be voted by the Reporting Person on an  as-issued  basis as to which  shares  the  Reporting  Person disclaims beneficial ownership.
        (2)     Represents  500 shares owned by the Reporting  Person's wife and minor children as to which shares the Reporting Person disclaims beneficial ownership.

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CUSIP No. 15671E105                   13G                      Page 3 of 5 Pages
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     Item 1.

          (a)     Name of Issuer:
                  CepTor Corporation

          (b)     Address of Issuer's Principal Executive Offices:
                  200 International Circle, Suite 5100
                  Hunt Valley, MD 21030-1350

     Item 2.

          (a)     Name of Person Filing:
                  William H. Pursley

          (b)     Address of Principal Business Office, or if None, Residence:
                  200 International Circle, Suite 5100
                  Hunt Valley, MD 21030-1350

          (c)     Citizenship: United States

          (d)     Title of Class of Securities:
                  Common Stock, par value $0.0001 per share

          (e)     CUSIP Number: 15671E105

     Item 3.      If this  statement  is filed  pursuant  to Rule  13d-1(b),  or
                  13d-2(b) or (c),  check  whether  the person  filing is a:
                  Not applicable

     (a)  / /     Broker or dealer  registered  under Section 15 of the Exchange
                  Act.
     (b)  / /     Bank as defined in section 3(a)(6) of the Exchange Act.
     (c)  / /     Insurance  company  as  defined  in  section  3(a)(19)  of the
                  Exchange Act.
     (d)  / /     Investment   company   registered   under  section  8  of  the
                  Investment Company Act.
     (e)  / /     An    investment    adviser    in    accordance    with   Rule
                  13d-1(b)(1)(ii)(E);
     (f)  / /     An employee  benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).
     (g)  / /     A parent holding  company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G).
     (h)  / /     A  savings  association  as  defined  in  Section  3(b) of the
                  Federal Deposit Insurance Act;
     (i)  / /     A church  plan  that is  excluded  from the  definition  of an investment  company under Section  3(c)(14) of the  Investment
                  Company Act.
     (j)  / /     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Item 4.      Ownership
                  The Reporting Person's percentage of ownership of common stock is based upon  10,950,303  shares of common  stock  issued and outstanding as of November 14, 2005, as reported by the Issuer in its Quarterly  Report on Form 10-QSB filed with  Securities and Exchange Commission on November 15, 2005.

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CUSIP No. 15671E105                   13G                      Page 4 of 5 Pages
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          (a)     Amount beneficially owned:
                  1,245,947  including  369  shares  as to which  the  Reporting
                  Person is not the record holder, but which may be voted by the
                  Reporting Person on an as-issued basis.

          (b)     Percent of Class: 11.4%

          (c)     Number of shares  as to which  the  Reporting  Person has:
                  (i) Sole power to vote or to direct the vote: 1,245,447
                  (ii) Shared power to vote or to direct the vote: 500
                  (iii) Sole power to dispose or to direct the  disposition  of:
                  1,245,447
                  (iv) Shared power  todispose or to direct the  disposition of:
                  500

     Item 5.      Ownership of Five Percent or Less of a Class.
                  If this statement is being filed to report the fact that as of the date  hereof  the  reporting  person  has ceased to be the beneficial  owner of more  than five  percent  of the class of securities, check the following [ ].

     Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
                  Not Applicable.

     Item 7.      Identification  and  Classification  of the  Subsidiary  Which
                  Acquired the Security Being
                  Reported on by the Parent Holding Company.
                  Not Applicable.

     Item 8.      Identification and Classification of Members of the Group.
                  Not Applicable.

     Item 9.      Notice of Dissolution of Group.
                  Not Applicable.

     Item 10.     Certification.
                  Not Applicable.

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CUSIP No. 15671E105                   13G                      Page 5 of 5 Pages
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                                   SIGNATURES

         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true,  complete and correct.

Dated: February 14, 2006

                                          /s/ William H. Pursley
                                          ---------------------------------
                                          William H. Pursley